Exhibit 99.4

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of December 23, 2024, is by and between MUDRICK CAPITAL MANAGEMENT, L.P. (“Mudrick Capital”) on behalf of the funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates and listed hereto in Annex A (each, a “Holder” and collectively, the “Holders”) and VERTICAL AEROSPACE LTD., a Cayman Islands exempted company with limited liability (the “Company”).

RECITALS

WHEREAS, the Company and Mudrick Capital have entered into that certain Investment Agreement dated as of December 19, 2024 (the “Investment Agreement”), by and among the Company, Mudrick Capital, Vertical Aerospace Group Limited, a wholly owned subsidiary of the Company, Stephen Fitzpatrick, the Company’s majority shareholder and director and Imagination Aero Investments Limited, a company wholly owned by Mr. Fitzpatrick, pursuant to which Holders agreed to purchase, and the Company agreed to issue and sell to Holders, up to $50,000,000 of newly issued Ordinary Shares (as defined below) at purchase price specified in the Investment Agreement, resulting in aggregate gross proceeds of up to $50 million to the Company.

WHEREAS, pursuant to the Notices of Conversion issued and delivered by each of the Holders to the Company on December 23, 2024 pursuant to the Indenture, dated as of December 16, 2021 (as amended, the “Indenture”), by and among the Company and U.S. Bank National Association, as trustee, among others, governing the 10.00% / 12.00% Convertible Senior Secured PIK Toggle Notes due 2028 (the “Notes”), on the date hereof (the “Partial Conversion Date”), each Holder converted, and the Company issued to each Holder newly-issued Ordinary Shares (as defined below) in connection with such conversion. Upon consummation of transactions contemplated by the Notices of Conversion, each Holder owns Ordinary Shares in the amounts set forth in Annex A (such Ordinary Shares, the “Converted Shares”).

WHEREAS, as of the date hereof, after the conversion of the Converted Shares, an aggregate principal amount of $130,194,859 remains outstanding under the Notes, which, together with any paid-in-kind interest that may accrue under the Notes, is convertible into newly-issued Ordinary Shares in accordance with the terms of the Indenture (such Ordinary Shares, the “Unconverted Shares”);

WHEREAS, The Company filed a registration statement on Form F-3 (File Number: 333-270756) with the Commission (as defined below) on March 22, 2023, which was declared effective by the Commission (as defined below) on March 30, 2023, relating to the offering and sale from time to time by the selling shareholders named therein of up to 1,985,024 Ordinary Shares issuable upon the conversion of the Notes and 837,880 Ordinary Shares issuable as paid-in-kind interest under the Notes, each as adjusted to reflect the one-for-ten reverse share split of the Company’s issued and unissued ordinary shares and preferred shares effected on September 20, 2024 (collectively, the “Registered Shares”);

WHEREAS, concurrently with the execution of this Agreement, the Holders are entering into a lock-up agreement with the Company (the “Lock-Up Agreement”), pursuant to which, among other things, the Holders agree not to transfer the Converted Shares for a certain period of time following issuance of the Converted Shares, subject to certain exceptions specified therein.

Pursuant to the terms of, and in consideration for Mudrick Capital entering into, the Investment Agreement, the Company has agreed to provide the Holders with certain registration rights with respect to the Registrable Securities (as defined herein) as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and in the Investment Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the Company and the Holders hereby agree as follows:

1.	DEFINITIONS

Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Investment Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Agreement” shall have the meaning given in the Preamble hereto.

“Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by law to remain closed.

“Commission” means the U.S. Securities and Exchange Commission or any successor entity.

“Company” shall have the meaning given in the Preamble hereto.

“Converted Shares” shall have the meaning given in the Recitals hereto.

“Effective Date” means the date that the applicable Registration Statement has been declared effective by the Commission.

“Effectiveness Deadline” means (i) with respect to the Initial Registration Statement required to be filed pursuant to Section 2.1(a), the earlier of (A) the 90th calendar day after the Partial Conversion Date, if such Registration Statement is subject to review by the Commission, or (B) the 30th calendar day after the Partial Conversion Date, if the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be reviewed and (ii) with respect to any New Registration Statements that may be required to be filed by the Company pursuant to this Agreement, the earlier of (A) the 90th calendar day following the Filing Deadline if such Registration Statement is subject to review by the Commission, and (B) the 45th calendar day following the Filing Deadline if the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be reviewed.

“Eligible Market” means The New York Stock Exchange, Inc., NYSE AMEX Equities, the NASDAQ Global Select Market, The NASDAQ Global Market or the NASDAQ Capital Market.

“Filing Deadline” means (i) with respect to the Initial Registration Statement required to be filed pursuant to Section 2.1(a), the 30th calendar day following the Partial Conversion Date and (ii) with respect to any New Registration Statements that may be required to be filed by the Company pursuant to this Agreement, the 45th calendar day following the date on which the Staff of the Commission will permit such New Registration Statement to be filed with the Commission or the most recent prior New Registration Statement, as applicable, or such other date as permitted by the Commission (or if such day is not a Business Day, the next following Business Day).

“Holder” or “Holders” shall have the meaning given in the Preamble hereto.

“Indenture” shall have the meaning given in the Recitals hereto.

“Initial Registration Statement” shall have the meaning given in Section 2.1(a).

“Investment Agreement” shall have the meaning given in the Recitals hereto.

“Legal Counsel” shall have the meaning given in Section 2.3.

“Lock-Up Agreement” shall have the meaning given in the Recitals hereto.

“Maximum Number of Securities” shall have the meaning given in Section 2.2(c).

“New Registration Statement” shall have the meaning given in Section 2.4.

“Notes” shall have the meaning given in the Recitals hereto.

“Offering” shall have the meaning given in Section 2.1(b).

“Offering Notice” shall have the meaning given in Section 2.1(b).

“Ordinary Shares” means the ordinary shares of the Company, par value $0.001 per share.

“Partial Conversion Date” shall have the meaning given in the Recitals hereto.

“Person” means any person or entity, whether a natural person, trustee, corporation, partnership, limited partnership, limited liability company, trust, unincorporated organization, business association, firm, joint venture, governmental agency or authority.

“Piggyback Registration” shall have the meaning given in Section 2.2(a).

“PIPE Registration Rights Agreement” means the Registration Rights Agreement, dated December 15, 2021, by and among the Company, the holders listed in Exhibit A attached thereto and Broadstone Acquisition Corp. for the limited purpose set forth in Section 5.5 thereto.

“Prior Holder” means either a “Holder” as defined in the PIPE Registration Rights Agreement or the “Investor” as defined in the SF Registration Rights Agreement.

“Prior Holder Securities” means those securities that constitute “Registrable Securities” under the Prior Registration Rights Agreements.

“Prior Registration Rights Agreements” means the PIPE Registration Rights Agreement and the SF Registration Rights Agreement.

“Prospectus” means the prospectus in the form included in the Registration Statement at the applicable Effective Date of the Registration Statement, as supplemented from time to time by any Prospectus Supplement, including the documents incorporated by reference therein.

“Prospectus Supplement” means any prospectus supplement to the Prospectus filed with the Commission from time to time pursuant to Rule 424(b) under the Securities Act, including the documents incorporated by reference therein.

“register,” “registered” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements in compliance with the Securities Act and pursuant to Rule 415 and the declaration of effectiveness of such Registration Statement(s) by the Commission.

“Registered Shares” shall have the meaning given in the Preamble.

“Registrable Securities” means the Shares and any share capital of the Company issued or issuable with respect to such Shares as a result of any share subdivisions, share capitalizations, reorganizations, recapitalizations, exchange or similar event or otherwise, in each case until such time as such securities cease to be Registrable Securities pursuant to Section 2.7.

“Registration Statement” means a registration statement or registration statements of the Company (including any New Registration Statement, as the content may require) filed under the Securities Act covering the resale by the Holders of Registrable Securities, as such registration statement or registration statements may be amended and supplemented from time to time, including all documents filed as part thereof or incorporated by reference therein.

“Rule 144” means Rule 144 promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the Commission that may at any time permit the Holders to sell securities of the Company to the public without registration.

“Rule 415” means Rule 415 promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the Commission providing for offering securities on a delayed or continuous basis.

“SF Registration Rights Agreement” means the Registration Rights Agreement, dated March 13, 2024, by and between the Company and Imagination Aero Investments Limited.

“Shares” shall mean the total number of Converted Shares and Unconverted Shares, minus the total number of Registered Shares.

“Staff” shall have the meaning given in Section 2.4.

“Trading Day” shall mean any day on which the Trading Market or, if the Ordinary Shares are then listed on an Eligible Market, such Eligible Market is open for trading (regular way), including any day on which the Trading Market (or such Eligible Market, as applicable) is open for trading (regular way) for a period of time less than the customary time.

“Trading Market” means The New York Stock Exchange, Inc.

“Transaction Documents” shall have the meaning given to it in the Investment Agreement.

“Unconverted Shares” shall have the meaning given in the Preamble.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to one or more Underwriters in a firm commitment underwriting for distribution to the public.

2.	REGISTRATIONS

2.1	Mandatory Registration.

(a)	The Company shall prepare and, as soon as practicable, but in no event later than the Filing Deadline, file with the Commission an initial registration statement on Form F-3 or Form F-1 (or any successor forms) covering the resale by the Holders of the maximum number of Registrable Securities as shall be permitted to be included thereon in accordance with applicable Commission rules, regulations and interpretations (the “Initial Registration Statement”). The Company shall use its commercially reasonable efforts to have the Initial Registration Statement declared effective by the Commission as soon as reasonably practicable following the filing thereof with the Commission.

(b)	If the Holders intend to distribute Registrable Securities under the Initial Registration Statement by means of an Underwritten Offering (the “Offering”), the Holders will so advise the Company by written notice (an “Offering Notice”). In such event, the Holders will have the right to select one managing Underwriter for the Offering, provided that such Underwriter is reasonably satisfactory to the Company. The Offering Notice shall specify the number of Registrable Securities to be included in the Offering and the intended method or methods of disposition. If at the time the Holders provide an Offering Notice it is reasonably expected that the Company or other securityholders of the Company intend to effect an Underwritten Offering of Company securities and the managing Underwriter for the Offering or an Underwriter for the offerings to be conducted by the Company or other securityholders of the Company advise the Company in writing that, in its reasonable opinion, the number of Ordinary Shares to be sold by the Company and/or all securityholders of the Company is greater than the amount that can be offered without adversely affecting the marketability of the Offering (taking into consideration any intended distribution by the Company or the Prior Holders in a concurrent Underwritten Offering), including the price at which such securities can be sold, the Company will include in such Offering the maximum number of securities that in the opinion of such Underwriters can be sold without adversely affecting the marketability of the Offering, including the price at which such securities can be sold, and shall be allocated among the Registrable Securities, the securities that the Company intends to sell, and the Prior Holder Securities, pro rata among the Company and the holders thereof on the basis of the number of securities so requested to be included in such Offering by the Company and by each such holder or in such other manner as they agree. The Holders shall collectively be entitled to no more than two (2) Offerings requested pursuant to an Offering Notice under the Initial Registration Statement.

2.2	Piggyback Registration.

(a)	If, at any time on or after the date hereof, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of persons other than the Holders, other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a registered offering not involving a “road show” or other substantial marketing efforts or a widespread distribution of securities, such as a “registered direct” offering (whether or not underwritten), (v) for an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (vi) filed in connection with a business combination, or (vii) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to the Holders as soon as reasonably practicable but not less than five (5) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to the Holders the opportunity to register the sale of such number of Registrable Securities as the Holders may request in writing within three (3) Business Days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2(a) to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof.

(b)	If the Registration referred to in Section 2.2(a) is proposed to be an Underwritten Registration, the Company will so advise the Holders in the written notice given pursuant to Section 2.2(a). In such event, the right of the Holders to Piggyback Registration pursuant to Section 2.2(a) will be conditioned upon the Holders’ participation in such Underwritten Offering and the inclusion of the Registrable Securities in the Underwritten Registration, and the Holders will (together with the Company and the other holders distributing their securities through such Underwritten Offering) enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Underwritten Offering by the Company. If the Holders disapprove of the terms of the Underwritten Offering, they may elect to withdraw therefrom by written notice to the Company and the managing Underwriter. The Company shall have the right to terminate or withdraw any Registration Statement initiated by it under Section 2.2(a) before the effective date of such Registration, whether or not the Holders have elected to include Registrable Securities in such Registration.

(c)	If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advise the Company and the Holders in writing that the dollar amount or number of the Ordinary Shares that the Company desires to sell, taken together with (i) the Ordinary Shares, if any, as to which Registration has been demanded pursuant to the Prior Registration Rights Agreements or other separate written contractual arrangements with persons or entities other than the Holders, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2(a) hereof, and (iii) the Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of Prior Holders or other shareholders of the Company, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”) then:

(i)	If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration: (A) first, the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities and Prior Holder Securities requested to be included in such offering, pro rata among the Holders and the Prior Holders of such securities on the basis of the number of Registrable Securities and Prior Holder Securities so requested to be included herein owned by each such holder or in such other manner as they may agree; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual demand or piggyback registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(ii)	If the Registration is pursuant to a request by persons or entities other than the Holders, then the Company shall include in any such Registration: (A) first, the Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities requested by the Holders pursuant to Section 2.2(a) to be included in a Piggyback Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

(d)	The Holders shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415 under the Securities Act, at least five (5) Business Days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2(d).

2.3	Legal Counsel. Subject to Section 5 hereof, the Holders shall collectively have the right to select one legal counsel to review and oversee, solely on their behalf, each Registration Statement pursuant to this Section 2 (“Legal Counsel”), which shall be Weil, Gotshal & Manges LLP, or such other counsel as thereafter designated by the Holders. Except as provided under Section 7.5.1 of the Investment Agreement, the Company shall have no obligation to reimburse the Holders for any and all legal fees and expenses of the Legal Counsel incurred in connection with the transactions contemplated hereby.

2.4	Sufficient Number of Shares Registered. If at any time all Registrable Securities are not covered by the Initial Registration Statement filed pursuant to Section 2.1(a), the Company shall use its commercially reasonable efforts to file with the Commission one or more additional Registration Statements so as to cover all of the Registrable Securities not covered by such Initial Registration Statement, in each case, as soon as practicable (taking into account any position of the staff of the Commission (“Staff”) with respect to the date on which the Staff will permit such additional Registration Statement(s) to be filed with the Commission and the rules and regulations of the Commission) (each such additional Registration Statement, a “New Registration Statement”) but in no event later than the applicable Filing Deadline for such New Registration Statement. The Company shall use its commercially reasonable efforts to cause each such New Registration Statement to become effective as soon as reasonably practicable following the filing thereof with the Commission.

2.5	No Inclusion of Other Securities. In no event shall the Company include any securities other than Registrable Securities on any Registration Statement pursuant to Sections 2.1, 2.2 or 2.4 without consulting the Holders prior to filing such Registration Statement with the Commission.

2.6	Offering. If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in any Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act or requires the Holders to be named as “underwriters,” the Company shall (i) promptly notify the Holders and (ii) make commercially reasonable efforts to persuade the Commission that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that the Holders are not an “underwriter.” The Holders shall have the right to have Legal Counsel, at the Holders’ expense, to review and oversee any registration or matters pursuant to this Section 2.6, including participation in any meetings or discussions with the Staff regarding the Commission’s position and to comment on any written submission made to the Commission with respect thereto. No such written submission with respect to this matter shall be made to the Commission to which the Holders or Legal Counsel reasonably objects. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2.6, the Commission refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415; provided, however, that the Company shall not name any Holders as “underwriters” in such Registration Statement without the prior written consent of the Holders (provided that, in the event any Holders withhold such consent, the Company shall have no obligation hereunder to include any Registrable Securities in any Registration Statement covering the resale thereof until such time as the Commission no longer requires the Holders to be named as “underwriters” in such Registration Statement or the Holders otherwise consent in writing to being so named). In the event of any reduction in Registrable Securities pursuant to this paragraph, the Company shall use its commercially reasonable efforts to file one or more New Registration Statements with the Commission in accordance with Section 2.4 until such time as all Registrable Securities have been included in Registration Statements that have been declared effective and the Prospectuses contained therein are available for use by the Holders. Notwithstanding any provision herein or in the Investment Agreement to the contrary, the Company’s obligations to register Registrable Securities (and any related conditions to the Holders’ obligations) shall be qualified to the extent necessary to comport with any requirement of the Staff or the Commission.

2.7	Any Registrable Security shall cease to be a “Registrable Security” at the earlier of: (i) when a Registration Statement covering such Registrable Security becomes or has been declared effective by the Commission and such Registrable Security has been sold or disposed of pursuant to such effective Registration Statement and (ii) when all of the Registrable Securities may be sold by the Holders without Registration pursuant to Rule 144 without limitation as to volume and manner of sale restrictions.

3.	RELATED OBLIGATIONS

Company shall use its commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof, and, pursuant thereto, during the term of this Agreement, the Company shall have the following obligations:

3.1	The Company shall promptly prepare and file with the Commission the Initial Registration Statement pursuant to Section 2.1(a) hereof and one or more New Registration Statements pursuant to Section 2.4 hereof with respect to the Registrable Securities, but in no event later than the applicable Filing Deadline therefor, and the Company shall use its commercially reasonable efforts to cause each such Registration Statement to become effective as soon as practicable after such filing, but in no event later than the applicable Effectiveness Deadline therefor. Subject to Allowable Grace Periods (as defined below), the Company shall use its reasonable best efforts to keep each Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus (the “Registration Period”). Notwithstanding anything to the contrary contained in this Agreement (but subject to the provisions of Section 3.13 hereof), the Company shall ensure that, when filed and at all times while effective, each Registration Statement (including, without limitation, all amendments and supplements thereto) and the Prospectus (including, without limitation, all amendments and supplements thereto) used in connection with such Registration Statement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading. The Company shall submit to the Commission, as soon as reasonably practicable after the date that the Company learns that no review of a particular Registration Statement will be made by the Staff or that the Staff has no further comments on a particular Registration Statement (as the case may be), a request for acceleration of effectiveness of such Registration Statement to a time and date as soon as reasonably practicable in accordance with Rule 461 under the Securities Act.

3.2	Subject to Section 3.13 of this Agreement, the Company shall use its commercially reasonable efforts to prepare and file with the Commission such amendments (including, without limitation, post-effective amendments) and supplements to each Registration Statement and the Prospectus used in connection with each such Registration Statement, which Prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep each such Registration Statement effective (and the Prospectus contained therein current and available for use) at all times during the Registration Period for such Registration Statement, and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company required to be covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the Holders. Without limiting the generality of the foregoing, the Company covenants and agrees that at or before 8:30 a.m. (New York City time) on the second (2nd) Trading Day immediately following the Effective Date of the Initial Registration Statement and any New Registration Statement (or any post-effective amendment thereto), the Company shall file with the Commission in accordance with Rule 424(b) under the Securities Act the final Prospectus to be used in connection with sales pursuant to such Registration Statement (or post-effective amendment thereto). In the case of amendments and supplements to any Registration Statement on Form F-1 or Prospectus related thereto which are required to be filed pursuant to this Agreement (including, without limitation, pursuant to this Section 3.2) by reason of the Company filing a report on Form 6-K or Form 20-F or any analogous report under the Exchange Act, the Company shall have incorporated such report by reference into such Registration Statement and Prospectus, if applicable, or shall file such amendments or supplements to the Registration Statement or Prospectus with the Commission on the same day on which the Exchange Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement or Prospectus, for the purpose of including or incorporating such report into such Registration Statement and Prospectus.

3.3	The Company shall (A) permit Legal Counsel an opportunity to review and comment upon (i) each Registration Statement at least five (5) Business Days prior to its filing with the Commission and (ii) all amendments and supplements to each Registration Statement (including, without limitation, the Prospectus contained therein) (except for Annual Reports on Form 20-F, Reports on Form 6-K specifically relating to the Company’s interim financial results, and any similar or successor reports or Prospectus Supplements the contents of which is limited to that set forth in such reports) within a reasonable number of days prior to their filing with the Commission, and (B) shall reasonably consider any comments of the Holders and Legal Counsel on any such Registration Statement or amendment or supplement thereto or to any Prospectus contained therein.

3.4	Without limiting any obligation of the Company under the Investment Agreement, the Company shall promptly furnish to the Holders and Legal Counsel, without charge, (i) after the same is prepared and filed with the Commission, at least one (1) electronic copy of each Registration Statement and any amendment(s) and supplement(s) thereto, including, without limitation, financial statements and schedules, all documents incorporated therein by reference, if requested by the Holders or Legal Counsel, all exhibits thereto, (ii) upon the effectiveness of each Registration Statement, one (1) electronic copy of the Prospectus included in such Registration Statement and all amendments and supplements thereto, (iii) electronic copies of any correspondence from the Commission or the Staff to the Company or its representatives relating to each Registration Statement and (iv) such other documents, including, without limitation, copies of any final Prospectus and any Prospectus Supplement thereto, as the Holders or Legal Counsel may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by the Holders; provided, however, the Company shall not be required to furnish any document (other than the Prospectus, which may be provided in .PDF format) to the Holders and Legal Counsel to the extent such document is available on the Commission’s electronic data gathering, analysis and retrieval system (“EDGAR”).

3.5	The Company shall take such action as is reasonably necessary to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by the Holders of the Registrable Securities covered by a Registration Statement under such other securities or “Blue Sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including, without limitation, post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be reasonably necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3.5, (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify the Holders of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “Blue Sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

3.6	The Company shall notify the Holders in writing of the happening of any event, as promptly as reasonably practicable after becoming aware of such event, as a result of which the Prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and, subject to Section 3.13, promptly prepare a supplement or amendment to such Registration Statement and such Prospectus contained therein to correct such untrue statement or omission and deliver one (1) electronic copy of such supplement or amendment to the Holders. The Company shall also promptly notify the Holders in writing (i) when a Prospectus or any Prospectus Supplement or post-effective amendment has been filed, when a Registration Statement or any post-effective amendment has become effective, and when the Company receives written notice from the Commission that a Registration Statement or any post-effective amendment will be reviewed by the Commission, (ii) of any request by the Commission for amendments or supplements to a Registration Statement or related Prospectus or related information, (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate and (iv) of the receipt of any request by the Commission or any other federal or state governmental authority for any additional information relating to the Registration Statement or any amendment or supplement thereto or any related Prospectus. The Company shall respond as promptly as reasonably practicable to any comments received from the Commission with respect to a Registration Statement or any amendment thereto. Nothing in this Section 3.6 shall limit any obligation of the Company under the Investment Agreement.

3.7	The Company shall (i) use its commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement or the use of any Prospectus contained therein, or the suspension of the qualification, or the loss of an exemption from qualification, of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible time and (ii) notify the Holders of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding.

3.8	The Company shall hold in confidence and not make any disclosure of information concerning any Holders provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required to be disclosed in such Registration Statement pursuant to the Securities Act, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other Transaction Documents. The Company agrees that it shall, upon learning that disclosure of such information concerning any Holders is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to the Holders and allow the Holders, at the Holders’ expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

3.9	Without limiting any obligation of the Company under the Investment Agreement, the Company shall use its commercially reasonable efforts either to (1) cause all of the Registrable Securities covered by each Registration Statement to be listed on the Trading Market, or (2) secure designation and quotation of all of the Registrable Securities covered by each Registration Statement on another Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3.9.

3.10	Upon the written request of the Holders, the Company shall, as soon as reasonably practicable after receipt of notice from the Holders and subject to Section 3.13 hereof, (i) incorporate in a Prospectus Supplement or post-effective amendment such information as the Holders reasonably request to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such Prospectus Supplement or post-effective amendment after being notified of the matters to be incorporated in such Prospectus Supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement or Prospectus contained therein if reasonably requested by the Holders.

3.11	The Company shall use its commercially reasonable efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities in the United States as may be necessary to consummate the disposition of such Registrable Securities.

3.12	The Company shall otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission in connection with any registration hereunder.

3.13	Notwithstanding anything to the contrary contained herein, at any time after the Effective Date of a particular Registration Statement, the Company may, upon written notice to Holders, suspend Holders’ use of any prospectus that is a part of any Registration Statement (in which event the Holders shall discontinue sales of the Registrable Securities pursuant to such Registration Statement contemplated by this Agreement, but shall settle any previously made sales of Registrable Securities) if the Company (x) is pursuing an acquisition, merger, tender offer, reorganization, disposition or other similar transaction and the Company determines in good faith that (A) the Company’s ability to pursue or consummate such a transaction would be materially adversely affected by any required disclosure of such transaction in such Registration Statement or other registration statement or (B) such transaction renders the Company unable to comply with Commission requirements, in each case under circumstances that would make it impractical or inadvisable to cause any Registration Statement (or such filings) to be used by Holders or to promptly amend or supplement any Registration Statement contemplated by this Agreement on a post effective basis, as applicable, or (y) has experienced some other material non-public event the disclosure of which at such time, in the good faith judgment of the Company, would materially adversely affect the Company (each, an “Allowable Grace Period”); provided, however, that in no event shall the Holders be suspended from selling Registrable Securities pursuant to any Registration Statement for a period that exceeds twenty (20) consecutive Trading Days or an aggregate of sixty (60) days in any three hundred and sixty-five (365)-day period.

4.	OBLIGATIONS OF THE Holders

4.1	At least five (5) Business Days prior to the first anticipated filing date of each Registration Statement (or such shorter period to which the parties agree), the Company shall notify the Holders in writing of the information the Company requires from the Holders with respect to such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of the Holders that the Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of the Registrable Securities held by them, as shall be reasonably required to effect and maintain the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

4.2	The Holders, by their acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of each Registration Statement hereunder, unless the Holders have notified the Company in writing of the Holders’ election to exclude all of the Holders’ Registrable Securities from such Registration Statement.

4.3	The Holders agree that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.13 or the first sentence of Section 3.6, the Holders shall as soon as is reasonably practicable (i) discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until the Holders’ receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3.13 or the first sentence of Section 3.6 or receipt of notice that no supplement or amendment is required and (ii) maintain the confidentiality of any information included in such notice delivered by the Company unless otherwise required by law or subpoena.

5.	EXPENSES OF REGISTRATION

5.1	Except as provided in Section 7.5.1 of the Investment Agreement, the Company shall have no obligation to reimburse the Holders for any expenses of the Holders incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3 hereof. All registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company, shall be paid by the Company.

6.	INDEMNIFICATION

6.1	In the event any Registrable Securities are included in any Registration Statement under this Agreement, to the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend the Holders, each of their directors, officers, shareholders, members, partners, employees, agents, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls any Holders within the meaning of the Securities Act or the Exchange Act and each of the directors, officers, shareholders, members, partners, employees, agents, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons (each, an “Holder Party” and collectively, the “Holder Parties”) against any losses, obligations, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees, costs of defense and investigation), amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) reasonably incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the Commission, whether pending or threatened, whether or not a Holder Party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “Blue Sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (as amended or supplemented) or in any Prospectus Supplement or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading (the matters in the foregoing clauses (i) and (ii) being, collectively, “Violations”). Subject to Section 6.5, the Company shall reimburse the Holder Parties, promptly as such expenses are incurred and are due and payable, for any reasonable and documented legal fees or other reasonable and documented expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6.1: (i) shall not apply to a Claim by a Holder Party arising out of or based upon a Violation that occurs in reliance upon and in conformity with information furnished in writing to the Company by such Holder Party for such Holder Party expressly for use in connection with the preparation of such Registration Statement, Prospectus or Prospectus Supplement or any such amendment thereof or supplement thereto; (ii) shall not be available to the Holders to the extent such Claim is based on a failure of the Holders to deliver or to cause to be delivered the Prospectus (as amended or supplemented) made available by the Company (to the extent applicable), including, without limitation, a corrected Prospectus, if such Prospectus (as amended or supplemented) or corrected Prospectus was timely made available by the Company pursuant to Section 3.4 and then only if, and to the extent that, following the receipt of the corrected Prospectus no grounds for such Claim would have existed; and (iii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder Party.

6.2	In connection with any Registration Statement in which the Holders are participating, the Holders agree to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6.1, the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each, a “Company Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case, to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information relating to the Holders furnished to the Company by the Holders expressly for use in connection with such Registration Statement, the Prospectus included therein or any Prospectus Supplement thereto; and, subject to Section 6.3 and the below provisos in this Section 6.2, the Holders shall reimburse a Company Party any legal or other expenses reasonably incurred by such Company Party in connection with investigating or defending any such Claim; provided, however, the indemnity agreement contained in this Section 6.2 and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Holders, which consent shall not be unreasonably withheld or delayed; and provided, further that the Holders shall be liable under this Section 6.2 for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to the Holders as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Company Party and shall survive the transfer of any of the Registrable Securities by the Holders pursuant to Section 9.

6.3	Promptly after receipt by a Holder Party or Company Party (as the case may be) under this Section 6 of notice of the commencement of any action or proceeding (including, without limitation, any governmental action or proceeding) involving a Claim, such Holder Party or Company Party (as the case may be) shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Holder Party or Company Party (as the case may be); provided, however, a Holder Party or Company Party (as the case may be) shall have the right to retain its own counsel with the fees and expenses of such counsel to be paid by the indemnifying party if: (i) the indemnifying party has agreed in writing to pay such fees and expenses; (ii) the indemnifying party shall have failed to promptly assume the defense of such Claim and to employ counsel reasonably satisfactory to such Holder Party or Company Party (as the case may be) in any such Claim; or (iii) the named parties to any such Claim (including, without limitation, any impleaded parties) include the Holder Party or Company Party (as the case may be) and the indemnifying party, and such Holder Party or Company Party (as the case may be) shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Holder Party or such Company Party and the indemnifying party, in which case, if such Holder Party or Company Party (as the case may be) notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, then the indemnifying party shall not have the right to assume the defense thereof on behalf of the indemnified party and such counsel shall be at the expense of the indemnifying party, provided further that in the case of clause (iii) above the indemnifying party shall not be responsible for the reasonable fees and expenses of more than one (1) separate legal counsel for all Holder Parties or Company Parties (as the case may be). The Holder Party or Company Party (as the case may be) shall reasonably cooperate with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Holder Party or Company Party (as the case may be) which relates to such action or Claim. The indemnifying party shall keep the Holder Party or Company Party (as the case may be) reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Holder Party or Company Party (as the case may be), consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Holder Party or Company Party (as the case may be) of a release from all liability in respect to such Claim or litigation, and such settlement shall not include any admission as to fault on the part of the Company Party. For the avoidance of doubt, the immediately preceding sentence shall apply to Sections 6.1 and 6.2 hereof. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Holder Party or Company Party (as the case may be) with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Holder Party or Company Party (as the case may be) under this Section 6, except to the extent that the indemnifying party is materially and adversely prejudiced in its ability to defend such action.

6.4	The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred; provided that any Person receiving any payment pursuant to this Section 6 shall promptly reimburse the Person making such payment for the amount of such payment to the extent a court of competent jurisdiction determines that such Person receiving such payment was not entitled to such payment.

6.5	No Person involved in the sale of Registrable Securities who is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) in connection with such sale shall be entitled to indemnification from any Person involved in such sale of Registrable Securities who is not guilty of fraudulent misrepresentation.

6.6	The indemnity and contribution agreements contained herein shall be in addition to (i) any cause of action or similar right of the Holder Party or Holder Party against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7.	CONTRIBUTIONS

7.1	To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however: (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6 of this Agreement, (ii) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (iii) contribution by any seller of Registrable Securities shall be limited in amount to the amount of net proceeds received by such seller from the applicable sale of such Registrable Securities pursuant to such Registration Statement.

8.	REPORTS UNDER THE EXCHANGE ACT

With a view to making available to the Holders the benefits of Rule 144, the Company agrees to:

8.1	use its commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144;

8.2	use its commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements (it being understood that nothing herein shall limit any of the Company’s obligations under the Investment Agreement) and the filing of such reports and other documents is required for the applicable provisions of Rule 144;

8.3	furnish to the Holders, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting, submission and posting requirements of Rule 144 and the Exchange Act, (ii) a copy of the most recent annual report on Form 20-F or report on Form 6-K containing interim financial information of the Company and such other reports and documents so filed by the Company with the Commission if such reports are not publicly available via EDGAR, and (iii) such other information as may be reasonably requested to permit the Holders to sell such securities pursuant to Rule 144 without registration; and

8.4	take such additional action as is reasonably requested by the Holders to enable the Holders to sell the Registrable Securities pursuant to Rule 144, including, without limitation, delivering all such legal opinions, consents, certificates, resolutions and instructions to the Company’s transfer agent without unreasonable delay as may be reasonably requested from time to time by the Holders and otherwise fully cooperate with Holders and Holders’ broker in their efforts to effect such sale of securities pursuant to Rule 144.

9.	ASSIGNMENT OF REGISTRATION RIGHTS

9.1	This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part, other than to any successor of the Company, whether by merger, acquisition, reorganization or otherwise.

9.2	In respect of the Converted Shares, prior to the expiration of the lock-up period in the Lock-Up Agreement, the Holders may not assign or delegate rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Converted Shares by the Holders to Permitted Transferees (as defined in the Lock-Up Agreement) pursuant to the Lock-Up Agreement, but only if such Permitted Transferees assume the Holders’ rights and obligations under this Agreement upon their execution and delivery of a joinder agreement, in form or substance reasonably acceptable to the Company agreeing to be bound by the terms and conditions of this Agreement as if such person were a party hereto; whereupon such person will be treated for all purposes of this Agreement, with the same rights, benefits and obligations hereunder as the Holders with respected to the transferred Registrable Securities.

9.3	In respect of the Unconverted Shares, the Holders shall have the right, exercisable on three occasions, to assign or delegate rights, duties or obligations under this Agreement with respect to the Unconverted Shares in connection with a transfer of Notes by the Holders to up to three third parties (each a “Permitted Note Transferee”), but only if such Permitted Note Transferee assumes the Holders’ rights and obligations under this Agreement upon its, his or her execution and delivery of a joinder agreement, in form or substance reasonably acceptable to the Company agreeing to be bound by the terms and conditions of this Agreement as if such person were a party hereto; whereupon such person will be treated for all purposes of this Agreement, with the same rights, benefits and obligations hereunder as the Holders with respected to the Unconverted Shares issuable upon exercise of the transferred Notes.

9.4	This Agreement shall and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees and the Permitted Note Transferee.

9.5	This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 9 hereof.

9.6	No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 11.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 9 shall be null and void.

10.	AMENDMENT OR WAIVER

10.1	Upon the written consent of the Company and the Holders, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified. No provision of this Agreement may be (i) amended other than by a written instrument signed by both parties hereto or (ii) waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

11.	MISCELLANEOUS

11.1	Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement shall be given in accordance with Section 14(i) of the Investment Agreement.

11.2	Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof. The Company and the Holders acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that either party shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement by the other party and to enforce specifically the terms and provisions hereof (without the necessity of showing economic loss and without any bond or other security being required), this being in addition to any other remedy to which either party may be entitled by law or equity.

11.3	All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

11.4	This Agreement, the Investment Agreement and other Transaction Documents set forth the entire agreement and understanding of the parties solely with respect to the subject matter thereof and supersedes all prior and contemporaneous agreements, negotiations and understandings between the parties, both oral and written, solely with respect to such matters. There are no promises, undertakings, representations or warranties by either party relative to the subject matter hereof not expressly set forth in the Transaction Documents. Notwithstanding anything in this Agreement to the contrary and without implication that the contrary would otherwise be true, nothing contained in this Agreement shall limit, modify or affect in any manner whatsoever any of the Company’s obligations under the Investment Agreement.

11.5	This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. This Agreement is not for the benefit of, nor may any provision hereof be enforced by, any Person, other than the parties hereto, their respective successors and the Persons referred to in Sections 6 and 7 hereof.

11.6	The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

11.7	This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature or signature delivered by e-mail in a “.pdf” format data file, including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com, www.echosign.adobe.com, etc., shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

11.8	Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

11.9	The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

12.	TERMINATION

12.1	This Agreement shall terminate in its entirety upon the date on which the Holders shall have sold all the Registrable Securities; provided that the provisions of Sections 4, 6, 7, 9, 10 and 11 shall remain in full force and effect.

[Signature Pages Follow]

IN WITNESS WHEREOF, Holders and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:
Vertical Aerospace Ltd.

By:	/s/ Stephen Welch
Name:	Stephen Welch
Title:	Chairman

[Registration Rights Agreement – Signature Page]

HOLDERS:
MUDRICK CAPITAL MANAGEMENT L.P.
on behalf of the funds, investors, entities or accounts that are managed, sponsored or advised by it and listed in Annex A (each a “Holder”)

By:	/s/ John O'Callaghan
Name:	John O'Callaghan
Title:	Authorized Signatory

[Registration Rights Agreement – Signature Page]

Annex A

Holder	Number of Converted Shares
Mudrick Distressed Opportunity Fund Global, L.P.	11,142,078
Blackwell Partners LLC - Series A	3,670,784
Boston Patriot Batterymarch ST LLC	5,267,448
Boston Patriot Newbury St LLC	7,397,436
Mudrick Distressed Opportunity Drawdown Fund II, L.P.	1,277,803
Mercer QIF Fund PLC	6,420,501
Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.	1,908,656
Mudrick Stressed Credit Master Fund, L.P.	670,148
Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.	3,969,760
Mudrick Distressed Opportunity SIF Master Fund, L.P.	1,679,514
Boston Patriot Batterymarch ST LLC	1,276,146
Michel Donegani	185,113
Dietrich Foundation	1,233,063
BAM Credit Opportunities Fund	61,546
Mudrick Opportunity Co-Investment Fund, L.P.	1,183,589
Total	47,343,585